AMENDED AND RESTATED OPERATING AGREEMENT
OF
WETHRIVV LLC
(A Pennsylvania Limited Liability Company)

THIS AMENDED AND RESTATED OPERATING AGREEMENT OF WETHRIVV LLC (this "Agreement"), dated January 25, 2023 (a) is adopted by the Company and (b) executed and agreed to, for good and valuable consideration, by the Members (as defined below) who intend to be legally bound hereby.

BACKGROUND

The Company was formed under the Act (as defined below) by filing a Certificate of Organization with the Pennsylvania Department of State of Delaware on January 4, 2021, as amended by the filing of a Certificate of Amendment on August 23, 2022. This Agreement amends and restates the Company's Operating Agreement dated August 23, 2022 to include, among other matters, multiple classes of membership interests. The Members intend this Agreement to set forth the rights and obligations of each of the Members regarding the Company and each other and to provide for the management and operation of the Company.

ARTICLE I – DEFINITIONS

1.01 **Definitions**. The following capitalized terms shall have the meaning set forth below:

"Act" means the Pennsylvania Uniform Limited Liability Company Act of 2016 and any successor statute, as amended from time to time.

"Adjusted Capital Account Deficit" shall mean with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments: (i) credit to such Capital Account any amounts which such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and (ii) debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6) of the Regulations. The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

"Affiliate" means with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any Person owning 50% or more of the outstanding voting securities of such Person, (iii) any officer, director, or general partner of such Person or (iv) any Person who is an officer, director, general partner, trustee or holder of 50% or more of the voting securities of any Person described in clauses (i) through (iii) of this sentence.

"Agreement" has the meaning given that term in the introductory paragraph.

"Award Agreement" means, with respect to any Class C Member, the agreement by and between the Company and such Class C Member evidencing the grant of Class C Membership Interests to such Member under the terms of such grant, including, without limitation, the vesting requirements, if any, applicable to such Member's Class C Membership Interests.

"Bankrupt" means, with respect to any Person, a person (a) that (i) makes a general assignment for the benefit of creditors; (ii) files a voluntary bankruptcy petition; (iii) becomes the subject of an order for relief or is declared insolvent in any federal or state bankruptcy or insolvency proceedings; (iv) files a petition or answer seeking for the person a reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any law; (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the person in a proceeding of the type described in subclauses (i) through (iv) of this clause (a); or (vi) seeks, consents to, or acquiesces in the appointment of a trustee, receiver, or liquidator of the Person's or of all or any substantial part of the Person's properties; or (b) against which, a proceeding seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any law has been commenced and 120 days have expired without dismissal thereof or with respect to which, without the person's consent or acquiescence, a trustee, receiver, or liquidator of the Person or of all or any substantial part of the Person's properties has been appointed and 90 days have expired without the appointment having been vacated and stayed, or 90 days have expired after the date of expiration of a stay, if the appointment has not previously been vacated.

"BCL" has the meaning given that term in Section 10.02(d).

"Board of Managers" has the meaning given that term in Section 10.02(a) of this Agreement.

"Business Day" means any day other than a Saturday, a Sunday, or a holiday on which national banking associations in the Commonwealth of Pennsylvania are closed.

"Capital Account(s)" shall mean the individual account(s) maintained by the Company with respect to each Member as provided in Section 7.04 of this Agreement.

"Capital Contribution(s)" shall mean the amount of cash or the agreed value of the property (as determined by the contributing Member and the Company) contributed by each Member to the Company as provided in Section 7.01 (Initial Capital Contribution) of this Agreement and Section 7.04.

"Cause" shall mean in connection with the termination of a Class C Member's employment by or services with any of the Companies, (a) as defined in an employment or services agreement by and between the Member and any of the Companies or (b) if there is no such employment or services agreement which defines Cause, termination on account of (i) a material breach of any terms, conditions or covenants contained in this Operating Agreement, the Award Agreement or any other agreement between the Member and any of the Companies; (ii) the Member's gross negligence or willful misconduct in the performance of his or her duties or services to any of the Companies; (iii) the Member's being charged with the commission of any felony, or any misdemeanor involving dishonesty, fraud or moral turpitude, whether or not relating to any of the Companies; (iv) the occurrence of any wrongful and intentional act or omission by the Member which has had or would reasonably be expected to have a material adverse impact on the business, properties, results of operations, condition (financial or otherwise) or prospects of any of the Companies; or (v) the Member violates or breaches, without the prior written consent of the Companies, any non-competition, confidentiality or intellectual property provisions of any agreement between the Member and any of the Companies.

"Certificate" has the meaning given that term in Section 2.01.

"Class A Members" means the Persons listed as Class A Members on the attached Exhibit A, as the same may be amended pursuant to the terms of this Agreement from time to time, and any other Person admitted to the Company as a Class A Member pursuant to this Agreement, and their respective permitted assigns.

"Class A Membership Interests" means units of membership interest of the Company designated as Class A Membership Interests that has the rights, preferences and privileges with respect to Class A Membership Interests set forth in this Agreement.

"Class B Members" means the Persons listed as Class B Members on the attached Exhibit A, as the same may be amended pursuant to the terms of this Agreement from time to time, and any other Person admitted to the Company as a Class B Member pursuant to this Agreement, and their respective permitted assigns.

"Class B Membership Interests" means units of membership interest of the Company designated as Class B Membership Interests that has the rights, preferences and privileges with respect to Class B Membership Interests set forth in this Agreement.

"Class C Members" means the Persons listed as Class C Members on the attached Exhibit A, as the same may be amended pursuant to the terms of this Agreement from time to time, and any other Person admitted to the Company as a Class C Member pursuant to this Agreement, and their respective permitted assigns.

"Class C Membership Interests" means units of membership interest of the Company designated as Class C Membership Interests that has the rights, preferences and privileges with respect to Class C Membership Interests set forth in this Agreement

"Code" means the Internal Revenue Code of 1986 and any successor statute, as amended from time to time.

"Company" means WeThrivv LLC, a Pennsylvania limited liability company.

"Company Minimum Gain" has the same meaning as "partnership minimum gain" set forth in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

"Companies" means the Company and any of its subsidiaries and/or Affiliates.

"Depreciation" shall mean for each fiscal year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for Federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the Federal income tax depreciation, amortization, or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the Federal income tax depreciation, amortization, or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Board of Managers.

"Direct Interest" means a Membership Interest or any interest therein.

"Direct or Indirect Owner" means an owner of a Direct Interest or Indirect Interest respectively.

"Dispose", "Disposing" or "Disposition" means a sale, assignment, transfer, exchange, mortgage, pledge, grant of a security interest, gift or other disposition or encumbrance (including, without limitation, by operation or law), or the acts thereof.

"Distribution Threshold" means the amount specified by the Board of Managers with respect to each Class C Membership Interest and set forth in the applicable Award Agreement in accordance with the Plan, as necessary to cause each such Class C Membership Interest to constitute a "profits interest" within the meaning of Revenue Procedures 93-27 and 2001-43.

"Fair Market Value" has the meaning given that term in Section 5.01.

"Forfeit", "Forfeiture" or "Forfeited" means, with respect to the grant of an Award, the loss by such Class C Member of the applicable amount of Awards, including any profits allocated to such Class C Member during the period such interest was held by such Class C Member, the elimination of such Class C Member's Capital Account, if any, relating thereto and the termination of all other rights of such Class C Member related to such Awards resulting from a Class C Member's termination of employment or services, including the right to distributions under the Operating Agreement and any and all other rights as a Member of the Company and such Class C Member shall cease being a Member of the Company.

"Grant Date" shall mean, with respect to the Class C Members, the respective dates of grants of Class C Membership Interests under the Plan.

"Gross Asset Value" with respect to any asset shall mean the asset's adjusted basis for Federal income tax purposes, except as follows:

      (i)   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Company;

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(ii)   The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Board of Managers, as of the following times:

(a)   the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution;

(b)   the distribution by the Company to a Member of more than a de minimis amount of Company property other than money, as consideration for an interest in the Company;

(c)   the liquidation of the Company for Federal income tax purposes within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that the adjustments pursuant to clauses (a) and (b) above shall be made only if the Board of Managers reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(iii)   The Gross Asset Value of any Company asset distributed to any Member shall be the gross fair market value of such asset on the date of distribution;

(iv)   The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this clause (iv) to the extent the Board of Managers determine that an adjustment pursuant to clause (ii) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (iv); and

(v)   If the Gross Asset Value of an asset has been determined pursuant to subparagraphs (i), (ii), or (iv) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

"Indirect Interest" means (i) a beneficial interest in any trust that holds any Membership Interest or any interest therein; (ii) an interest in any partnership or limited liability company that holds any Membership Interest or any interest therein; (iii) stock of any corporation that holds any Membership Interest or any interest therein; or (iv) a legal or beneficial interest in any Person that holds, directly or indirectly, anyone or more of the interests described above.

"Initial Capital Contribution" means, subject in each case to adjustments on account of dispositions of Membership Interests permitted by this Agreement, in the case of a Member executing this Agreement as of the date hereof or a person acquiring that Membership Interest, the amount specified for that Member as its Capital Contribution on the Company's books and records.

"IPO" has the meaning given to that term in Section 11.05.

"Joinder" has the meaning given that term in Section 3.01.

"Loan Interest Rate" means a rate per annum equal to the Prime Rate plus three percent (3%) per annum.

"Manager" means any Person hereafter elected as a manager of the Company as provided in this Agreement, but does not include any person who has ceased to be a manager of the Company.

"Members" means the parties signing this Agreement as Members, as of the date of this Agreement, and any Person hereafter admitted to the Company as a member as provided in this Agreement, but does not include any Person who has ceased to be a member in the Company.

"Member Nonrecourse Debt" has the same meaning as "partner nonrecourse debt" set forth in Sections 1.704-2(b)(4) and 1.704-2(i) of the Treasury Regulations.

"Member Nonrecourse Debt Minimum Gain" shall have the same meaning as "partner nonrecourse debt minimum gain" set forth in Treasury Regulations Section 1.704-2(i) and shall be determined in accordance with the principles of such Section of the Treasury Regulations.

"Member Nonrecourse Deductions" has the same meaning as "partner nonrecourse deductions" set forth in Sections 1.704-2(i)(1) and 1.704-(2)(i)(2) of the Treasury Regulations.

"Membership Interests" means the Class A Membership Interests, Class B Membership Interests and Class C Membership Interests and any other class of membership interests issued in accordance with the terms of this Agreement.

"Modified Capital Account" means an amount equal to such Member's Capital Account increased by the sum of such Member's share of Company minimum gain (as described in Regulations Section 1.704-2(g)(1)) and such Member's share of Member nonrecourse debt minimum gain (as described in Regulations Section 1.704-2(i)(3)).

"Net Cash From Operations" shall mean for any fiscal year, all of the Company's cash receipts in that fiscal year, plus decreases in any reserves previously established by the Board of Managers less (i) capital reserves increased or established by the Company, and (ii) debt service payments under all Company indebtedness, (iii) operating expenses for such fiscal year, (iv) proceeds from additional Capital Contributions, and (v) Net Cash From Sales.

"Net Cash From Sales" shall mean the proceeds to the Company from the sale, exchange, condemnation (or similar eminent domain taking), receipt of casualty insurance proceeds (excluding any business interruption insurance proceeds), or any disposition or financing of all or substantially all of the Company's property minus all cash expenditures of the Company incurred in connection with such disposition or financing (including repayment of loans made by third-party lenders to the Company).

"Nonrecourse Deductions" are deductions having the meaning set forth in Sections 1.704-2(b)(1) and 1.704-2(c) of the Treasury Regulations.

"Percentage Interest" shall mean, subject to the provisions of Section 3.05 herein and the other express terms of this Agreement, (i) with respect to any Class A Member, a fraction (expressed as a percentage), the numerator of which is the total of the Class A Member's Class A Membership Interests and the denominator is the total of all Class A Membership Interests of all Class A Members outstanding, (ii) with respect to any Class B Member, a fraction (expressed as a percentage), the numerator of which is the total of the Class B Member's Class B Membership Interests and the denominator is the total of all Class B Membership Interests of all Class B Members outstanding, (iii) with respect to any Class C Member, a fraction (expressed as a percentage), the numerator of which is the total of the Class C Member's Class C Membership Interests and the denominator is the total of all Class C Membership Interests of all Class C Members outstanding, and (iv) with respect to any Member, a fraction (expressed as a percentage), the numerator of which is the Member's Membership Interests and the denominator is the total of all Membership Interests in the Company, as set forth on Exhibit A attached hereto and as amended from time to time.

"Permitted Transferee" means, with respect to a Direct or Indirect Owner's Direct Interest or Indirect Interest in any Class A Membership Interest or Class B Membership Interest or any interest in any entity that holds a Class A Membership Interest or Class B Membership Interest, (a) for estate planning purposes only, (i) such individual's spouse and/or lineal descendants, (ii) a trust for the sole benefit of such individual's spouse and/or lineal descendants or (iii) such Person in his capacity as trustee of a trust revocable by such Member for which the Member is the beneficiary of said trust; provided, however, that the transferor Direct or Indirect Owner retains all voting rights related to such Direct or Indirect Interest transferred to the Permitted Transferee and (b) with respect to any Class A Membership Interest, any Transfer between Sanjay Batra and Amy Batra. Notwithstanding the foregoing, a Permitted Transferee shall not include a competitor of the Company, which shall be determined in the sole discretion of the Board of Managers.

"Person" means natural persons, corporations, partnerships, limited liability companies, trusts, or other entities.

"Prime Rate" means a rate per annum equal to a varying rate per annum that is equal to the interest rate published by the Wall Street Journal from time to time as the prime commercial or similar reference interest rate, with adjustments in that varying rate to be made on the same date as any change in that rate.

"Proceeding" has the meaning given that term in Section 12.01.

"Profits and Losses" shall mean for each fiscal year or other period, except as otherwise provided herein, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for these purposes, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i) Any income of the Company that is exempt from Federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to the foregoing shall be added to such taxable income or loss;

(ii) Any expenditures of the Company described in Code Section 705(a)(2)(B) or that are treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Profits or Losses pursuant to the foregoing shall be subtracted from such taxable income or loss;

(iii) In the event the Gross Asset Value of any Company asset is adjusted pursuant to clause (ii) or (iii) of the definition of Gross Asset Value, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(iv) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for Federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(v) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year or other period, computed in accordance with the definition of Depreciation under this Agreement;

(vi) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

(vii) Notwithstanding the above, any items which are specially allocated pursuant to Sections 8.03, 8.04 or 8.05 hereof shall not be taken into account in computing Profits and Losses.

"Registrable Securities" has the meaning given to that term in Section 11.05.

"Securities Act" has the meaning given to that term in Section 17.14.

"Supermajority Interest" means the Member(s) whose aggregate Percentage Interests exceed seventy percent (70%) of the Percentage Interests of Members in the Company who are entitled to vote on, consent to, or approve a particular matter.

"Target Capital Account" means, with respect to any Member for any taxable period, an amount (which may be either a positive or negative balance) equal to the hypothetical distribution such Member would receive if all of the property of the Company were sold for cash equal to the Gross Asset Value of such property (as most recently adjusted as provided in the definition of Gross Asset Value taking into account any depreciation allowable for such period), all liabilities of the Company were satisfied in cash according to their terms (limited, with respect to each nonrecourse liability to the assets securing such liability), and the net proceeds of such hypothetical transactions and all cash otherwise available (after satisfaction of such liabilities) were distributed in full pursuant to Section 9.02.

"Vested Percentage Interest" has the meaning given to that term in Section 3.05.

Other terms defined herein have the meanings so given them.

1.02   Construction. Whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine, and neuter. All references to articles and sections refer to articles and sections of this Agreement, and all references to exhibits are to exhibits attached hereto, each of which is made a part hereof for all purposes.

ARTICLE II - ORGANIZATION

2.01   Formation. The Company has been organized as a Pennsylvania limited liability company by the filing of a Certificate of Organization (as amended, the "Certificate") with the Commonwealth of Pennsylvania Department of State under and pursuant to the Act.

2.02   Name. The name of the Company is WETHRIVV LLC, and all Company business must be conducted in that name or such other names that comply with applicable law as the Board of Managers may select from time to time.

2.03   Registered Office; Principal Place of Business; Other Offices. The registered office of the Company required by the Act to be maintained in the Commonwealth of Pennsylvania is 147 Heather Drive, New Hope, PA 18938, or such other office (which need not be a place of business of the Company) as the Board of Managers may designate from time to time in the manner provided by law. The principal place of business of the Company shall be at 147 Heather Drive, New Hope, PA 18938, or at such other place as the Board of Managers may designate from time to time, which need not be in the Commonwealth of Pennsylvania. The Company may have such other offices as the Board of Managers may designate from time to time.

2.04   Purposes. The object and purpose of, and the nature of the business to be conducted and promoted by the Company, shall be (i) the operation of a dermatology, health and beauty products company, (ii) any lawful act or activity for which limited liability companies may be organized under the Act and (iii) any and all lawful activities necessary, convenient, desirable or incidental to the foregoing.

2.05   Foreign Qualification.   Prior to the Company's conducting business in any jurisdiction other than the Commonwealth of Pennsylvania, the Board of Managers shall cause the Company to comply, to the extent procedures are available and those matters are reasonably within the control of the Board of Managers, with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction. At the request of the Board of Managers, each Member shall execute, acknowledge, swear to, and deliver all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue, and terminate the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business.

2.06   Term.   The Company commenced on the date the Certificate was filed with the Department of State of the Commonwealth of Pennsylvania and shall continue until its existence is terminated pursuant to this Agreement.

2.07   No State-Law Partnership.   The Members intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member or Manager be a partner or joint venturer of any other Member, for any purposes other than Federal and, to the extent permitted, state tax purposes, and this Agreement shall not be construed to produce a contrary result.

ARTICLE III - MEMBERSHIP INTERESTS

3.01   Membership Interests.   All of the Membership Interests shall have the powers, preferences and rights described in this Agreement. Upon the issuance of the additional Membership Interests, the Percentage Interests of all of the Members Interests shall be proportionately diluted.

The number of Membership Interests held by each Member as of the date of this Agreement is set forth in Exhibit A. Subject to the express provisions of Section 4.06, the Board of Managers may from time to time authorize and issue additional Membership Interests for such consideration as the Board of Managers in their sole discretion determines to be in the best interests of the Company. Any person acquiring Membership Interests shall become a member upon (a) the payment to the Company of the consideration for which such Membership Interests are being issued, and (b) the execution and delivery by such person of a joinder to this Agreement in the form of Exhibit B ("Joinder") evidencing such person's agreement to be bound by and comply with the terms and provisions hereof as if such person were an original signatory to this Agreement and Exhibit A to this Agreement shall be amended to reflect such person's name, and the consideration paid by such person for such person's Membership Interests by the Board of Managers.

3.02   No Certificates.   The Membership Interests need not be certificated.

3.03   Classes of Membership Interests.

(a)   Class A Membership Interests.   The Class A Membership Interests consist of the rights set forth in this Agreement with respect to Class A Members, including, without limitation, the right to (i) vote on all matters subject to the vote of Members as provided herein, (ii) an initial balance in their Capital Account as a result of their ownership of Class A Membership

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Interests hereunder, (iii) an interest in the Company's assets and existing unrealized appreciation thereon, and (iv) share in and receive distributions (liquidating and otherwise) and allocations of Profits and Losses as provided herein.

(b) <u>Class B Membership Interests</u>. The Class B Membership Interests consist of the rights set forth in this Agreement with respect to Class B Members, including, without limitation, the right to (i) an initial balance in their Capital Account as a result of their ownership of Class B Membership Interests hereunder, (ii) an interest in the Company's assets and existing unrealized appreciation thereon and (iii) share in and receive distributions (liquidating and otherwise) and allocations of Profits and Losses as provided herein; but excluding the right to vote on any matter subject to the vote of Members as provided herein.

(c) <u>Class C Membership Interests</u>. The Class C Membership Interests consist of the rights set forth in this Agreement with respect to Class C Members, including, without limitation, the right to (i) share in and receive certain distributions of Net Cash From Operations and (ii) share in and receive certain distributions of Net Cash From Sales or upon liquidation; but excluding the right to vote on any matters subject to the vote of Members as provided herein.

3.04   Profits Interests. The Board of Managers may cause the Company to issue Class C Membership Interests as a means of rewarding outstanding service by such employees, consultants, independent contractors or advisors of and to any of the Companies, and such Class C Membership Interests are intended to constitute "profits interests," as such term is used for federal income tax purposes ("Profits Interests"). Issuances of Profits Interests pursuant to this Section 3.04 are intended to be nontaxable to their recipients to the fullest extent permitted by law. The recipient of a Profits Interest shall make an election under Section 83(b) of the Code with respect to such Class C Membership Interests. Notwithstanding anything contained in this Section 3.04, neither the Company nor the Board of Managers makes any representation as to the tax consequences of the issuance of Profits Interests pursuant to this Section 3.04.

3.05   Vesting of Percentage Interests. Notwithstanding the Percentage Interests set forth on Exhibit A, the parties acknowledge and agree that the Class C Membership Interests may be subject to vesting under the respective Award Agreements. Accordingly, upon (i) a Trigger Event set forth in Section 4.02 and with respect to the related purchase of the Affected Member's Membership Interests and the Purchase Price thereof, (ii) distributions of Net Cash From Operations, (iii) distributions of Net Cash From Sales, (iv) upon a sale of Membership Interests pursuant to Article XIII and (v) upon the dissolution and liquidation of the Company pursuant to the provisions of Article XVI, the Affected Member's Percentage Interest shall be modified to equal the Member's Membership Interests set forth on Exhibit A hereto, multiplied by the percentage corresponding to a fraction of (a) the numerator of which is the Affected Member's aggregate Percentage Interest vested as per their respective Award Agreement and (b) the denominator of which is 100% (the "Vested Percentage Interest").

ARTICLE IV - MEMBERSHIP, DISPOSITIONS OF MEMBERSHIP INTERESTS

4.01   Restrictions on the Disposition of Membership Interests. Except as otherwise expressly provided herein, no Direct or Indirect Owner shall transfer or dispose of any Direct or Indirect Interests and transfers and dispositions of Direct or Indirect Interests shall not be permitted without the written consent of the Board of Managers and shall be null and void ab initio and shall not be recognized by or binding upon the Company. Notwithstanding the above provisions of this Section 4.01, a Direct or Indirect Owner of Class A Membership Interests may transfer or dispose of their Direct Interests or Indirect Interests to a Permitted Transferee, provided that the Permitted Transferee agrees in writing to be bound by the terms of this Agreement applicable to the Direct or Indirect Owner, as fully and effectively as if an original party hereto, and so long as such Permitted Transferee is not a competitor of the Company as determined in the Board of Managers sole discretion.

4.02   Grant of Option. Except as hereinafter provided, if any of the events set forth in this Section 4.02 occur to a Member or their Direct or Indirect Owner(s) (the "Affected Member"), such Affected Member hereby grants to the Company, or to any Person designated by the Board of Managers, to purchase such Membership Interests (a "Designated Person"), in consideration of the mutual covenants herein contained, an option to purchase any and all of the Membership Interests now owned or held, or hereafter acquired, by such Affected Member, such option to be exercisable upon the occurrence of any of the following events (a "Trigger Event"):

(a)   Any attempt by such Member, or such Member's Direct or Indirect Owners, to sell, assign, transfer or in any way dispose of any or all of their Direct or Indirect Interests or the beneficial interest therein, except as otherwise expressly provided herein; or

(b)   Any other transfer of any or all of the Direct Interests held by such Member, or the beneficial interest therein, whether voluntary or involuntary, by operation of law or otherwise, including but not limited to, all executions or legal processes (including, without limitation, pursuant to the divorce code or law in any jurisdiction) attaching such Direct Interests and all processes affecting the interest of any Member with respect to such Direct Interests; or

(c)   Any other transfer of any or all of the Indirect Interests held by such Member's Direct or Indirect Owners, or the beneficial interest therein, whether voluntary or involuntary, by operation of law or otherwise, including but not limited to, all executions or legal processes (including, without limitation, pursuant to the divorce code or law in any jurisdiction) attaching such Indirect Interests and all processes affecting the interest of any Direct or Indirect Owner with respect to such Indirect Interests; or

(d)   Such Member becoming Bankrupt;

(e)   Upon an intentional breach of any material representation, warranty, covenant or agreement under (i) this Agreement, or (ii) any other agreement between the Affected Member and the Company, by the Affected Member, which has a material adverse effect on the Company, as reasonably determined by the Board of Managers; or

(f)   The receipt by such Member of a bona fide offer from a third party to purchase all, but not less than all, of such Member's Membership Interests (a "Bona Fide Offer"), which offer such Member desires to accept;

(g)   Expressly subject to the provisions of Section 4.12, upon the death of a Member; or

(h)   Subject to the provisions of Section 4.13 below, upon the termination of employment with any of the Companies or the rendering of services to any of the Companies, for any reason, of a Class C Member.

It is further acknowledged and agreed that in the event of a transfer of a Direct Interest or Indirect Interest in any Class A Membership Interest or any interest in any entity that holds a Class A Membership Interest by a Direct or Indirect Owner to a Permitted Transferee, should any of the events set forth above in this Section 4.02 occur to the transferring party, his or her Permitted Transferee shall be deemed an Affected Member hereunder. For the avoidance of doubt a Trigger Event shall not include a transfer to a Permitted Transferee.

4.03   Exercise of Option. Immediately upon the occurrence of a Trigger Event, the Affected Member shall send notice in writing to the Company of such fact. Except as hereinafter provided, during the period which shall begin with the occurrence of such Trigger Event, and (a) if the notice is given, shall end forty-five (45) days after such notice is given, or (b) if no notice is given, shall continue without end, the Company (or its Designated Person), shall have the right to exercise its option to purchase the Membership Interests on the terms and conditions set forth herein which the Company may exercise such option to purchase upon written notice to the Affected Member (the "Trigger Notice").

4.04   Bona Fide Offer. In the event a Bona Fide Offer occurs pursuant to which the Company or Designated Person may exercise its option to purchase and the Company or Designated Person fails to so exercise their option to purchase all of the Membership Interests offered for sale within the allotted time, said option to purchase with respect to such Bona Fide Offer shall terminate; provided, however, in the event a proposed transfer or sale as a result of a Bona Fide Offer is not consummated either (i) substantially in accordance with the price and on the terms set forth in the notice sent to the Company pursuant to Section 4.03 hereof or otherwise contained in a Bona Fide Offer or (ii) within ninety (90) days of the date of said notice, such Affected Member shall not be entitled to sell such Membership Interests unless reoffered to the Company or Designated Person under the terms of this Agreement and at any lower price and on any different terms. Notwithstanding the foregoing, no transfer or disposition in connection with a Bona Fide Offer may take place without the consent set forth in Section 4.01.

4.05   Transferee Bound by Agreement. Any transferee of a Member shall become bound by the terms of this Agreement as fully and effectively as if an original signatory hereto. Such transferee shall only be entitled to the benefits of being a Member hereunder if such transfer was completed in accordance with the provisions of this Agreement and such transferee executes a Joinder.

4.06   Additional Members. Subject to the provisions of Section 4.06(b) below, additional persons may be admitted to the Company as Members and Membership Interests may be authorized, created and issued to those persons and to existing Members at the direction of the Board of Managers. The terms of admission or issuance must specify the Class of Membership Interest, the Percentage Interest and the Initial Capital Contribution applicable thereto, and may provide for the creation of different classes or groups of Members having different rights, powers, and duties, all as determined by the Board of Managers. The Board of Managers shall reflect the creation of any new class or group in an amendment to this Agreement indicating the different rights, powers, and duties, and such an amendment need be executed only by the Board of Managers. Any such admission shall be effective only after the new Member has executed and delivered to the Board of Managers a Joinder.

4.07   Class C Membership Interests. It is further acknowledged and agreed by the parties hereto that the Company has reserved one hundred thousand (100,000) Class C Membership Interests for future grant, at the discretion of the Board of Managers, which Class C Membership Interests may be granted subject to certain vesting and forfeiture provisions. The Board of Managers may increase the number of Class C Membership Interests reserved for future grant.

4.08   Indemnity. If a Member shall, or shall attempt to, sell, assign, transfer, pledge, subject to any security interest, or otherwise Dispose of his or her Membership Interest (except in a transaction with or consented to by the other Members or permitted hereunder) without compliance with the requirements of this Article IV, such Member shall indemnify and hold harmless the other Members and the Company against and from any and all liabilities, obligations, costs and expenses the other Members or the Company may incur as a result of such Member's failure to comply with the provisions of this Agreement.

4.09   Liability to Third Parties. Unless otherwise expressly agreed to in writing, no Member or Manager shall be liable for the debts, obligations or liabilities of the Company, including under a judgment decree or order of a court.

4.10   Lack of Authority. No Member (other than a Member who is, and who is acting in the capacity of, a Manager) has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company, or to incur any expenditures on behalf of the Company.

4.11   No Right to Withdraw. No Member may voluntarily withdraw as a Member of the Company and any attempt by any such Member to so withdraw voluntarily in violation of this Agreement shall be ineffective.

4.12   Death of a Member. Upon the death of a Member, all of the deceased Member's Membership Interests may pass to Permitted Transferees of the Member, and in such event, subject to the provisions of Section 4.05 above, the provisions of Section 4.02(g) shall not be applicable.

4.13   Forfeiture of Class C Membership Interests. Notwithstanding any provisions of this Agreement to the contrary, including but not limited to the provisions of Section 4.02(h) above, all vested Class C Membership Interests then held by a Class C Member shall be Forfeited if such Member is terminated for Cause. In addition, all Class C Membership Interests which have not vested shall be Forfeited if such Member ceases to provide services to the Company.

4.14   Right to Issue Certain Class B Membership Interests. It is further acknowledged and agreed by the parties hereto that the Board of Managers may from time to time authorize and issue additional Class B Membership Interests for such consideration as the Board of Managers in their sole discretion determines to be in the best interests of the Company.

ARTICLE V - PURCHASE PRICE

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5.01   Purchase Price. Except as otherwise provided in Section 4.13, this Article V or in any Award Agreement, the purchase price to be paid for Membership Interests purchased pursuant to this Agreement (the "Purchase Price") shall equal the Fair Market Value (hereinafter defined) of such Membership Interests (which shall reflect their Vested Percentage Interest). The "Fair Market Value" of a Membership Interest to be purchased by the Company or Designated Person pursuant to Article IV shall mean the value determined by agreement between the Affected Member whose Membership Interests are being purchased and the Company or Designated Person, as applicable. If the Affected Member whose Membership Interests are being purchased and the Company or Designated Person cannot agree upon the Fair Market Value of such Membership Interests within thirty (30) days of the date of the Trigger Notice, the Fair Market Value thereof shall be determined by a reputable appraiser mutually agreeable to the Company, or Designated Person, and the Affected Member. If the parties cannot agree on an appraiser within such thirty (30) day period, then they shall each choose one appraiser. If the two appraisals are within ten percent (10%) of each other, the two values shall be averaged and the average shall be the final and binding Fair Market Value of such Membership Interests. If the two appraisals are not within ten percent (10%) of each other, then the two appraisers so chosen shall select a third appraiser. The decision of the third appraiser as to the Fair Market Value of such Membership Interests shall be final and binding and may be enforced by legal proceedings. The Affected Member whose Membership Interests are being purchased and the Company shall each compensate the appraiser appointed by it and the compensation of the third appraiser shall be borne equally by both parties.

5.02   Bona Fide Offer. Notwithstanding the foregoing provisions of this Article V, in the event an option granted hereunder becomes exercisable pursuant to the provisions of Section 4.04 herein because of a Bona Fide Offer for Membership Interests, the Purchase Price with respect to such Membership Interests shall be the price as set forth in the Bona Fide Offer. For clarity, even if the Company does not exercise its option to purchase relating to such Bona Fide Offer, the transfer or disposition relating to such Bona Fide Offer may not occur without the approval of the Board of Managers.

ARTICLE VI - PAYMENT OF PURCHASE PRICE

6.01   Payment Terms. Except as provided for in Section 6.02 hereof or as may otherwise be agreed to by the Affected Member and the Company or Designated Person, the Purchase Price, at the option of the Company or Designated Person, shall be paid in cash or by a note, which note shall have a term not in excess of five (5) years bearing interest at the Prime Rate, providing for equal quarterly payments of principal and interest over the term of such note. Any such note, if provided by the Company, shall if provided by a Designated Person, be guaranteed by the Company, and shall immediately become payable in full upon the Company's sale of all or substantially all of its assets, or the sale of all of the non-Affected Member's Membership Interests. Further, the obligations under the note shall be secured by a pledge of the Membership Interests purchased pursuant to the terms of a mutually agreeable pledge agreement.

6.02   Bona Fide Offer. Notwithstanding the provisions of Section 6.01 hereof, if Membership Interests are purchased from an Affected Member by the Company or Designated Person following the receipt by such Affected Member of a Bona Fide Offer for such Membership Interests, and if the terms of payment set forth herein differ from the terms of such Bona Fide

Offer, the terms of payment of the Purchase Price shall, at the option of the purchaser hereunder, be those set forth above or those contained in the Bona Fide Offer.

6.03   Removal of Guaranty. Upon the purchase of a Member's Membership Interests pursuant to Article IV, the non-Affected Members and the Company shall use reasonable efforts to have the Affected Member released from any personal guaranty of any debt of the Company. Should they be unable to do so, the non-Affected Members agree to indemnify, defend and hold the Affected Member harmless from any such claims arising under said guaranty.

6.04   Indebtedness Between Company and Affected Member. Except as otherwise provided below, in the event that (i) the Affected Member is indebted to the Company or (ii) the Company is indebted to the Affected Member, all such indebtedness shall become immediately due and payable at the time of the purchase of the Affected Member's Membership Interest pursuant to Article IV (regardless of whether the purchaser is a party to such indebtedness). In the event there is any indebtedness of the Affected Member to the Company and the Company is the purchaser of the Affected Member's Membership Interest, the Company may set off the amount of such indebtedness against any payments due by the Company to the Affected Member.

ARTICLE VII - CAPITAL CONTRIBUTIONS

7.01   Initial Capital Contributions. Each Class A Member and Class B Member has made the Initial Capital Contribution described for that Member in the Company's records.

7.02   Return of Contributions. A Member is not entitled to the return of any part of his, her or its Capital Contributions or to be paid interest in respect of either his, her or its Capital Account or its Capital Contributions. An unrepaid Capital Contribution is not a liability of the Company or of any Member. A Member is not required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

7.03   No Additional Capital Contributions; Advances by Members. No Member shall be required to make any additional Capital Contributions to the Company, including if the Company does not have sufficient cash to pay its obligations after making commercially reasonable attempts to borrow such funds. However, any Member(s) that may agree to do so with the Board of Managers' consent may advance all or part of the needed funds to or on behalf of the Company. An advance described in this Section 7.03 constitutes a loan from the Member to the Company, bears interest at the Loan Interest Rate from the date of the advance until the date of payment, and is not a Capital Contribution. Principal and interest shall be repaid on such terms as mutually agreed to by the Board of Managers and loaning Member.

7.04   Capital Account. A Capital Account shall be established and maintained for each Member in accordance with the following provisions:

(a)   To each Member's Capital Account there shall be credited the aggregate amount of such Member's Capital Contributions, such Member's distributive share of Profits and any items in the nature of income or gain which are specially allocated pursuant to Article VIII hereof, and the amount of any Company liabilities assumed by such Member or which are secured by any Company property distributed to such Member.

(b)   To each Member's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Company property distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of Losses and any items in the nature of expenses or losses which are specially allocated pursuant to Article VIII hereof, and the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(c)   If any Membership Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Membership Interest.

(d)   In determining the amount of any liability for purposes of determining Capital Account balances hereof, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Treasury Regulations.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704-1(b) of the Treasury Regulations, and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Board of Managers shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Treasury Regulations, the Board of Managers may make such modification if, and only if, it is not likely to have an adverse effect on the amounts distributable to any Member pursuant to Article IX hereof upon the dissolution of the Company.

ARTICLE VIII - ALLOCATIONS OF PROFITS AND LOSSES

8.01   Profits. After giving effect to the special allocations set forth in Sections 8.03 and 8.04 hereof, Profits for any fiscal year shall be allocated among the Members so as to reduce, proportionately, the differences between their Modified Capital Accounts and Target Capital Accounts for such fiscal years. No portion of the Profits for any fiscal year shall be allocated to a Member whose Modified Capital Account is greater than or equal to its Target Capital Account for such fiscal year.

8.02   Losses. After giving effect to the special allocations set forth in Sections 8.03 and 8.04 hereof, Losses for any fiscal year shall be allocated among the Members so as to reduce, proportionately, the differences between their Modified Capital Accounts and Target Capital Accounts for such fiscal year. No portion of the Losses for any fiscal year shall be allocated to a Member whose Modified Capital Account is less than or equal to its Target Capital Account for such fiscal year.

8.03   Special Allocations. The following special allocations shall be made in the following order:

(a)   <u>Minimum Gain Chargeback</u>. Notwithstanding any other provision of this Article VIII, if there is a net decrease in Company Minimum Gain during any Company taxable year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in accordance with Treasury Regulations Section 1.704-2(f). Allocations pursuant to the previous sentence shall be made in proportion to the respective

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amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Section 1.704-2(f) of the Treasury Regulations. This Section 8.03(a) is intended to comply with the minimum gain chargeback requirement in such Section of the Regulations and shall be interpreted consistently therewith.

(b)   Member Minimum Gain Chargeback. Notwithstanding any other provision of this Article VIII except Section 8.03(a), if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Company fiscal year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in accordance with Treasury Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Section 1.704-2(i)(4) of the Treasury Regulations. This Section 8.03(b) is intended to comply with the minimum gain chargeback requirement in such Section of the Regulations and shall be interpreted consistently therewith.

(c)   Qualified Income Offset. In the event any Member who is not obligated (or treated as obligated) to restore a deficit balance in its Capital Account unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section 8.03(c) shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article VIII have been tentatively made as if this Section 8.03(c) were not in the Agreement.

(d)   Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Company fiscal year that is in excess of the sum of (i) the amount such Member is obligated to restore, and (ii) the amount such Member is deemed to be obligated to restore pursuant to Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Treasury Regulations, each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 8.03(d) shall be made if and only to the extent that such Member would have a deficit Capital Account balance in excess of such sum after all other allocations provided for in this Article VII have been tentatively made as if Section 8.03(c) hereof and this Section 8.03(d) were not in the Agreement.

(e)   Nonrecourse Deductions. Nonrecourse Deductions for any taxable year or other period shall be allocated among the Members in proportion to their respective Percentage Interests.

(f)   Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any fiscal year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member

Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i).

(g)   Section 754 Adjustment. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) or (4), to be taken into account in determining Capital Accounts as a result of a distribution to a Member in complete liquidation of such Member's interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event Treasury Regulations §1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Treasury Regulations §1.704-1(b)(2)(iv)(m)(4) applies in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

(h)   Allocations Relating to Taxable Issuance of Membership Interests. Any income, gain, loss or deduction realized as a direct or indirect result of the issuance of an interest by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

8.04   Curative Allocations. The allocations set forth in Section 8.02(b) and in Section 8.03(a), (b), (c), (d), (e), (f) and (g) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of Treasury Regulations Section 1.704-1(b). It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 8.04. Therefore, notwithstanding any other provision of this Article VIII (other than the Regulatory Allocations), the Board of Managers shall make such offsetting special allocations of Company income, gain, loss and deduction in whatever manner the Board of Managers determines appropriate so that, after such offsetting allocations are made each Members' Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Sections 8.01 and 8.02 hereof. In exercising its discretion under this Section 8.04, the Board of Managers shall take into account future Regulatory Allocations under Sections 8.03(a) and 8.03(b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Sections 8.03(e) and 8.03(f).

8.05   Tax Allocations. Code Section 704(c).

(a)   In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value.

(b)   In the event the Gross Asset Value of any Company asset is adjusted pursuant to clause (ii) of the definition of Gross Asset Value, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder.

(c)   Any elections or other decisions relating to allocations pursuant to this Section 8.05 shall be made by the Board of Managers in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 8.05 are solely for purposes of Federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

8.06   Miscellaneous.

(a)   For purposes of determining the Profits, Losses or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Board of Managers using any permissible method under Code Section 706 and the Regulations promulgated thereunder.

(b)   Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share Profits or Losses, as the case may be, for the year.

(c)   For the purpose of determining each Member's share of excess nonrecourse liabilities pursuant to Treasury Regulations Section 1.752-3(a)(3), and solely for such purpose, each Member's interest in Company Profits is hereby specified to be such Member's Percentage Interest.

8.07   Establishment of Reserves. The Board of Managers shall have the right and obligation to establish such reasonable reserves as the Board of Managers may deem necessary or appropriate in its sole reasonable discretion.

ARTICLE IX - DISTRIBUTIONS

9.01   Net Cash From Operations. Except as otherwise provided in Article XVI hereof, Net Cash From Operations in each fiscal year shall be distributed to the Members in proportion to their Percentage Interests, at such time or times as the Board of Managers shall determine.

Further, notwithstanding the above provisions of this Section 9.01, distributions pursuant to this Section 9.01 to Members shall only be made in accordance with their Vested Percentage Interests, as provided in Section 3.05 above. Accordingly, to the extent a Member is not fully vested, any distribution that otherwise would have been payable to such Member had they been fully vested shall be proportionately made to the other Members who are fully vested.

9.02   Net Cash From Sales. Except as otherwise provided in this Section 9.02 and Article XVI hereof, Net Cash From Sales shall be distributed at such times as the Board of Managers may determine, to the Members in proportion to their Percentage Interests.

Notwithstanding the foregoing provisions of this Section 9.02, no Class C Member shall receive a distribution in respect of a Class C Membership Interest until such time as the aggregate distributions arising under this Section 9.02 equal the Distribution Threshold.

Further, notwithstanding the above provisions of this Section 9.02, distributions pursuant to this Section 9.02 to Members shall only be made in accordance with their Vested Percentage Interests, as provided in Section 3.05 above. Accordingly, to the extent a Member is not fully vested, any distributions that otherwise would have been payable to such Member had they been fully vested shall be proportionately made to the other Members who are fully vested.

ARTICLE X - MANAGEMENT

10.01 Number and Term of Office of Managers; Initial Managers.   Except as otherwise provided herein, the number of Managers of the Company shall be one (1), which number may be changed with the consent of the Supermajority Interest. Each Manager shall hold office until the next annual meeting of Members and until his or her successor shall have been elected and qualified, or until his earlier death, disability, resignation or removal. The Managers need not be Members, and need not be a resident of the Commonwealth of Pennsylvania. The initial Manager of the Company, who shall serve until the first annual meeting of Members after the date hereof and until his or her successor shall have been elected and qualified, shall be Sanjay Batra.

10.02   Management by Board of Managers.

(a)   Subject to Section 10.02(c) below, the management of the business and affairs of the Company shall be the sole and complete responsibility of a board of managers (the "Board of Managers"). No Member (other than a Manager) shall take part in, or interfere in any manner with, the management, conduct or control of the business and affairs of the Company. No Member (other than a Manager or a Member specifically designated by the Board of Managers) shall have any right or authority to act for or bind the Company. Except as otherwise expressly provided herein, all actions of the Board of Managers shall require the consent of a majority of the Managers. Except as otherwise expressly provided herein, an officer designated under Section 10.02(c) shall have the right or authority to act for or bind the Company only upon the unanimous consent of the Managers. Upon the unanimous consent of the Managers, the Managers may designate any Manager to act for the Managers. Subject to the provisions of Sections 4.03 and 5.01 above, the Board of Managers shall also have the sole right to determine whether the Company shall exercise any option to purchase any Membership Interests under Section 4.03 above and the rights of the Company under Section 5.01 above.

(b)   If at any meeting of the Board of Managers, the Managers are unable to reach a decision as to any issue submitted for consideration by the Board of Managers at such meeting (a "Deadlock"), the issue shall be ultimately decided in the sole discretion of Sanjay Batra.

(c)   Whenever in this Agreement or elsewhere it is provided that consent is required of, or a demand shall be made by, or an act or thing shall be done by or at the direction of the Company, or whenever any words of like import are used, all such consents, demands, acts and things are to be made, given or done by the Board of Managers, unless a contrary intention is expressly indicated in this Agreement.

(d)   The Board of Managers may delegate the right, power and authority to manage the day-to-day business, affairs, operations and activities of the Company to any officer, manager, general manager, employee or agent of the Company, subject to the ultimate direction, control and supervision of the Board of Managers. If the Managers appoint an officer of the Company with a title that is commonly used for officers of a business corporation formed under the Pennsylvania Business Corporation Law ("BCL"), the assignment of such title shall constitute the delegation of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made by the Board of Managers. Any number of offices may be held by the same Person. The Managers hereby appoint Sanjay Batra to serve as the Chief Executive Officer of the Company. The Chief Executive Officer shall manage the day-to-day operations of the Company, subject to the oversight of the Board of Managers.

10.03 Expense Reimbursement. The Board of Managers shall be entitled to be reimbursed for out-of-pocket costs and expenses incurred in the course of their services hereunder.

10.04 Vacancy; Removal; Resignation. In the event of a vacancy occurring in the Managers, a new Manager shall be elected by a Supermajority Interest. Any Manager may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Members. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Further, at any meeting of Members at which a quorum of Members is present called expressly for that purpose, or pursuant to a written consent adopted pursuant to this Agreement, any Manager or officer may be removed, with or without cause, by a Supermajority Interest.

10.05 Meeting of the Board of Managers.

(a)   Unless otherwise provided in the Certificate or this Agreement, one (1) Manager shall constitute a quorum for the transaction of business by the Board of Managers at a meeting of the Board of Managers, and a vote of both Managers shall be the act of the Board of Managers. A Manager who is present at a meeting of the Board of Managers at which action on any matter is taken shall be presumed to have assented to the action unless his or her dissent is entered in the minutes of the meeting or unless he or she files a written dissent to the action with the secretary of the meeting before the adjournment thereof or delivers the dissent to the Company immediately after the adjournment of the meeting. The right to dissent shall not apply to a Manager who voted in favor of the action.

(b)   Meetings of the Board of Managers may be held at such place or places as shall be determined from time to time by the Board of Managers and may be held telephonically.

(c)   A waiver of notice of a meeting signed by a Manager entitled to the notice, whether before or after the meeting, shall be deemed equivalent to the giving of the notice.

Attendance of a Manager at a meeting constitutes a waiver of notice of the meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(d)   In connection with any annual meeting of Members for the election of Managers, the Board of Managers may, if a quorum is present, hold a meeting for the transaction of business immediately after and at the same place as the annual meeting of the Members. Notice of the meeting at that time and place shall not be required.

(e)   Regular meetings of the Board of Managers shall be held at such times and places as shall be designated from time to time by the Board of Managers. Notice of regular meetings shall not be required.

(f)   Special meetings of the Board of Managers may be called by any Manager on at least 24 hours' notice to each Manager. The notice need not state the purpose or purposes of, nor the business to be transacted at, the meeting, except as may otherwise is required by law or provided for by the certificate or by this Agreement.

(g)   Except as otherwise expressly provided herein, any action required or permitted to be taken at any annual or special meeting of the Board of Managers may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by both of the Managers.

(h)   Managers may participate in and hold a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such meeting shall constitute attendance and presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

10.06 Conflicts of Interest; Elimination of Fiduciary Duties. Subject to the other express provisions of this Agreement, the Managers and each Member of the Company at any time and from time to time may engage in and possess interests in other business ventures of any and every type and description, independently or with others, including ones in competition with the Company, with no obligation to offer to the Company or any other Member the right to participate, therein, unless otherwise herein provided. The Company may transact business with the Managers, any Member or Affiliate thereof, provided the terms of those transactions are no less favorable than those the Company could obtain from unrelated third parties. Nothing in this Agreement shall preclude transactions between the Company and any Member hereto or an Affiliate of any Member hereto acting in and for its own account, provided that any services performed or products provided by the Member or any such Affiliate are services and/or products that the Company reasonably believes, at the time of requesting such services and/or products, to be in the best interests of Company, and further provided that the rate of compensation to be paid for any such services and/or products shall be comparable to the amount paid for similar services and/or products under similar circumstances to or by independent third parties in arm's length transactions. The parties further acknowledge and agree that neither the Managers, the Members nor any other officer, employee, or agent of the Company (i) owe any fiduciary duties to the

Company or the other Members or (ii) shall be liable to the Company or any other Members the Members for breach of any fiduciary duties, except as otherwise provided in the Act.

10.07 Limitation of Liability. The Managers shall not be personally liable, as such, for monetary damages (other than under criminal statutes and under Federal, state and local laws imposing liability on managers for the payment of taxes) for any action taken, or any failure to take any action, unless the person's conduct constitutes self-dealing, willful misconduct or recklessness. No amendment or repeal of this Section shall apply to or have any effect on the liability or alleged liability of any person who is or was the Managers of the Company for or with respect to any acts or omissions of the Managers occurring prior to the effective date of such amendment or repeal. If the Act is amended to permit a Pennsylvania limited liability company to provide greater protection from personal liability for its managers than the express terms of this Section, this Section shall be construed to provide for such greater protection.

10.08 Role of Sanjay Batra and Amy Batra. Notwithstanding anything herein contained to the contrary, it is currently contemplated that Sanjay Batra and Amy Batra shall assist the Company in connection with the development of its business. In rendering such services, it is acknowledged and agreed that the Board of Managers may in the future authorize the payment of compensation for such services by Sanjay Batra and Amy Batra.

ARTICLE XI - MEETINGS AND OBLIGATIONS OF MEMBERS

11.01 Meetings.

(a)   A quorum shall be present at a meeting of Members if the Members holding in excess of seventy five percent (75%) of Membership Interests entitled to vote are represented at the meeting in person or by proxy. Except as otherwise provided in this Agreement, with respect to any matter, the affirmative vote of a Supermajority Interest represented at the meeting in which a quorum is present shall be the act of the Members. Each Class A Member shall have the number of votes that corresponds to his Membership Interests in the Company.

(b)   All meetings of the Members shall be held at the principal place of business of the Company or at such other place within or without the Commonwealth of Pennsylvania as shall be specified or fixed in the notices or waivers of notice thereof; provided that any or all Members may participate in any such meeting by means of conference telephone or similar communications equipment pursuant to Section 11.04.

(c)   The chairman of the meeting or the holders of a majority of the Percentage Interests of the Members represented at a meeting in which a quorum is present shall have the power to adjourn such meeting from time to time, without any notice other than announcement at the meeting of the time and place of the holding of the adjourned meeting.

(d)   An annual meeting of the Members, for the transaction of such business as may properly come before the meeting, shall be held at such place, within or without the Commonwealth of Pennsylvania, on such date and at such time as the Board of Managers shall fix and set forth in the notice of the meeting.

(e)   Special meetings of the Members for any proper purpose or purposes may be called at any time by the Managers or the holders of at least thirty percent (30%) of the Percentage Interests of all Members entitled to vote. Only business within the purpose or purposes described in the notice (or waiver thereof) required by this Agreement may be conducted at a special meeting of the Members.

(f)   Written or printed notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than 5 nor more than 30 days before the date of the meeting, either personally, by confirmed email or by mail, by or at the direction of the Managers or person calling the meeting, to each Member entitled to vote at such meeting. If mailed, any such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the Member at such Member's address provided for in Section 17.02, with postage thereon prepaid. If by email or personally, such notice shall be deemed delivered when delivered to the Member.

11.02   Proxies. A Member may vote either in person or by proxy executed in writing by the Member. A PDF transmission by the Member, or a photographic, photostatic, facsimile or similar reproduction of a writing executed by the Member shall be treated as an execution in writing for purposes of this Section. A proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable.

11.03   Conduct of Meetings. All meetings of the Members shall be presided over by the chairman of the meeting, who shall be the Manager (or representative thereof) designated by the Board of Managers. The chairman of any meeting of Members shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seems to him in order.

11.04   Action by Written Consent or Telephone Conference.

(a)   Any action required or permitted to be taken at any annual or special meeting of Members may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of more than fifty percent (50%) of the Membership Interests entitled to vote, unless a higher percentage vote is required herein.

(b)   Members may participate in and hold a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such meeting shall constitute attendance and presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

11.05   Market Stand Off Agreement. Each Member hereby agrees that such Member will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's first underwritten public offering of its units of Membership Interest under the Securities Act (such offering, an "IPO"), or other registration by the Company for its own behalf of units of Membership Interest or any other equity securities of the Company ("Registrable Securities") under the Securities Act on a registration statement on Form S-1, or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of an IPO, which period may be extended upon the request of the managing underwriter for an additional period of up to fifteen (15) days if the Company issues or proposes to issue an earnings or other public release within fifteen (15) days of the expiration of the 180-day lockup period), (i) lend, offer, pledge, sell, contract to sell (including, without limitation, any short sale), sell or any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of (other than to donees who agree in writing to be similarly bound), directly or indirectly, any of the Company's Registrable Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for such Registrable Securities held immediately before the effective date of the registration statement for such offering, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or other securities, in cash, or otherwise. This provision shall apply to the Company including any successor corporation into which the Company is converted. The foregoing provisions of this Section 11.05 shall apply only to the IPO, shall not apply to the sale of any Registrable Securities to an underwriter pursuant to an underwriting agreement, and shall be applicable to the Members only if all officers, Managers, and Members individually owning more than one percent (1%) of the Company's outstanding equity are subject to the same restrictions. The underwriters in connection with such registration are intended third party beneficiaries of this Section 11.05 and shall have the right, power, and authority to enforce the provisions hereof as though they were a party hereto.

11.06 Proprietary Information. (a) Each Member agrees that for as long as such Member owns any Membership Interest and thereafter, such Member shall hold in strictest confidence and will not disclose, use, lecture upon or publish any of the Company's Proprietary Information (as hereinafter defined), except as such disclosure, use or publication may be required in connection with such Member's work for the Company, or unless the Company expressly authorizes such disclosure in writing. Each Member understands that no other right or license, whether express or implied, is granted to such Member in the Proprietary Information. "Proprietary Information" shall mean any and all confidential and/or proprietary knowledge, data or information of the Company, its Affiliates, any of its partner companies, investors and partners, including but not limited to information relating to financial matters, investments, budgets, business plans, marketing plans, employee and contractor personnel matters, products, services, processes, know-how, designs, methods, improvements, discoveries, inventions, formulas, intellectual property, ideas, data, software code and programs, and other technology and works of authorship; provided, however, that Proprietary Information shall not include any information that is or, after receipt by a Member becomes, public knowledge through no fault of such Member or any Affiliate of such Member or that is properly transmitted to such Member by a third-party without any obligation of confidentiality. Each Member will not, at any time, improperly use or disclose any confidential information or trade secrets, if any, of any former employer or any other person to whom such Member has an obligation of confidentiality, and each Member will not knowingly bring into the premises of the Company any unpublished documents or any property belonging to any former employer or any other person to whom such Member has an obligation of confidentiality unless consented to in writing by that former employer or person.

(b)   Upon the Company's request, each Member shall deliver to the person designated by the Company all originals and copies of all documents and other property of the Company in such Member's possession, under its control or to which such Member may have access. Each Member agrees to not reproduce or appropriate for such Member's own use, or for the use of others, any property, Proprietary Information or Company Inventions.

(c)   DTSA NOTICE. The Members have been notified that, notwithstanding any obligations in this Agreement, pursuant to Section 7 of the Defend Trade Secrets Act ("DTSA"), the Company shall not hold a Member criminally or civilly liable under any federal or state trade secret law for the disclosure of Proprietary Information that is made: (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, and (ii) solely for the purpose of reporting or investigating a suspected violation of law. The Company shall also not hold a Member so liable for such disclosures made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Each Member acknowledges that it has also been notified that individuals who file a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal and does not disclose the trade secret, except pursuant to court order.

ARTICLE XII - INDEMNIFICATION

12.01   Right to Indemnification. Subject to the limitations and conditions as provided in this Article XII, each person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (hereinafter a "Proceeding"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a Manager of the Company or while a Manager of the Company is or was serving at the request of the Company as a Manager, director, officer, tax matters partner, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, shall be indemnified by the Company to the fullest extent permitted by the Act and the BCL, as the same exists as of the date hereof or may hereafter be amended, against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including, without limitation, attorneys' fees) actually incurred by such person in connection with such proceeding, and indemnification under this Article XII shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity hereunder. The rights granted pursuant to this Article XII shall be deemed contract rights, and no amendment, modification or repeal of this Article XII shall have the effect of limiting or denying any such rights with respect to actions taken or proceedings arising prior to any such amendment, modification or repeal. It is expressly acknowledged that the indemnification provided in this Article XII could involve indemnification for negligence or under theories of strict liability but may not extend to any matter which is determined by a court to have constituted willful misconduct or recklessness.

12.02   Advance Payment. The right to indemnification conferred in this Article XII shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by a person of the type entitled to be indemnified under Section 12.02 who was, or is threatened to be made a named defendant or respondent in a Proceeding and without any determination as to the person's ultimate entitlement to indemnification; provided, however, that the payment of such expenses incurred by any such person in advance of the final disposition of a Proceeding, shall be made only upon delivery to the Company of a written affirmation by such person of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification under this Article XII and a written undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified person is not entitled to be indemnified under this Article XII or otherwise.

12.03   Indemnification of Employees and Agents. The Company, by adoption of a resolution of the Managers, may indemnify and advance expenses to an employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses to the Managers under this Article XII; and the Company may indemnify and advance expenses to persons who are not or were not Managers, employees or agents of the Company but who are or were serving at the request of the Company as a Manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person to the same extent that it may indemnify and advance expenses to the Managers under this Article XII.

12.04   Appearance as a Witness. Notwithstanding any other provision of this Article XII, the Company may pay or reimburse expenses incurred by the Managers in connection with his appearance as a witness or other participation in a Proceeding at a time when he is not a named defendant or respondent in the Proceeding.

12.05   Nonexclusivity of Rights. The right to indemnification and the advancement and payment of expenses conferred in this Article XII shall not be exclusive of any other right which a Manager or other person indemnified pursuant hereto may have or hereinafter acquire under any law (common or statutory), agreement, provision of the Certificate or this Agreement, vote of Members or otherwise.

12.06   Insurance. The Company may purchase and maintain insurance, at its expense, to protect itself and any person who is or was serving as a Manager, employee or agent of the Company or is or was serving at the request of the Company as a Manager, director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under this Article XII.

12.07   Savings Clause. If this Article XII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless the Managers or any other person indemnified pursuant to this Article XII as to costs, charges and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative to the full extent permitted by any applicable portion of this Article XII that shall not have been invalidated and to the fullest extent permitted by applicable law.

ARTICLE XIII - TAG ALONG AND COME ALONG RIGHTS

13.01 Third Party Sale. The term "Third Party Sale" shall mean a sale to a third party (the "Third Party Purchaser") of all or a portion of the Membership Interests owned by a Member or group of Members (collectively, the "Selling Members") who in the aggregate desire to sell more than fifty percent (50%) of the Company's Membership Interests for cash, notes, stock, other securities or combination thereof. A Third Party Sale shall include such a sale of Membership Interests, or a merger, consolidation, combination or any other form of reorganization involving the Company, whether or not the Company is the surviving Company, provided that as a result of such merger, consolidation, combination or reorganization the Selling Members shall no longer hold their Membership Interests. In the event the Selling Members desire to make a Third Party Sale, the Selling Members shall provide written notice thereof to the Other Members not less than thirty (30) days prior to the scheduled closing date for such sale (the "Third Party Sale Notice"). The Third Party Sale Notice shall include (i) a description of the price, terms and other relevant conditions of the Third Party Sale and (ii) whether the Selling Members are exercising their option (the "Come Along Right") under Section 13.02 hereof to require the sale of the Other Members' Membership Interests to the Third Party Purchaser.

13.02 Come Along Right. In the event of a Third Party Sale, the Members other than the Selling Members (collectively, the "Other Members") shall, upon the Selling Members request, contemporaneously with the sale by the Selling Members of their Membership Interests, sell all of their Membership Interests then owned or held to the Third Party Purchaser, except as hereinafter provided, for the same price and on the same terms as being received by the Selling Members for their respective Membership Interests but only with respect to their Vested Percentage Interest provided, however, that the price for Class A Membership Interests may be greater than the price for Class B Membership Interests or Class C Membership Interests. All expenses of such Third Party Sale (including fees paid to finders, investment bankers, underwriters discounts and attorneys and accountants fees) shall be shared pro rata by all of the Members whose Membership Interests are being sold in such Third Party Sale.

13.03 Tag Along Right. If the Come Along Right is not exercised by the Selling Member, each of the Other Members shall have the right, exercisable by providing written notice to the Selling Members within fifteen (15) days from the date of the Third Party Sale Notice, to require that the Selling Members shall not consummate the Third Party Sale unless the Third Party Purchaser also purchases such Other Members' Membership Interests or portion thereof, except as hereinafter provided, on the same terms and conditions for their respective Membership Interests as those in the proposed Third Party Sale but only with respect to their Vested Percentage Interest provided, however, that the price for Class A Membership may be greater than the price for Class B Membership Interests or Class C Membership Interests (the "Tag Along Right"), provided, however, in the event that the Tag Along Right is not exercised and the proposed Third Party Sale is not consummated either (i) substantially in accordance with the price and on the terms set forth in the Third Party Notice or (ii) within one hundred twenty (120) days of the date of said notice, the Selling Members shall not be entitled to consummate the Third Party Sale unless this Tag Along Right is reoffered to the Other Members and, if applicable, at such lower price and on such different terms. The expenses of such Third Party Sale shall be shared pro rata by all of the Members whose Membership Interests are being sold in such Third Party Sale.

13.04 Certain Other Obligations. If the Third Party Sale is structured as a merger or consolidation, each Member shall waive any dissenter's rights, appraisal rights or similar rights. Further, in connection with any Third Party Sale and/or the sale of all or substantially all of the assets of the Company (collectively with a Third Party Sale, a "Sale"), each Member shall take all necessary or desirable actions in connection with the consummation of the Sale as reasonably requested by the Board of Managers, including executing and delivering any and all consents, waivers, agreements, instruments and other documents in substantially the same form as executed by all other Members (including any applicable purchase agreement, equityholders agreement and/or indemnification and/or contribution agreement) and executing and delivering non-competition and non-solicitation agreements and the like that are reasonable in light of the amount of proceeds to be received by such other Members. Further, the Members shall be severally obligated to join on a pro rata basis in any indemnification obligations the Selling Members and/or Company agreed to in connection with such Sale; provided that no Member shall be obligated to enter into indemnification obligations with respect to matters particular to any other Member or such other Member's Membership Interests and no Member shall be required to agree to indemnification obligations in excess of the proceeds received by such Member in such Sale.

13.05 Irrevocable Notices. Any notice by an Other Member to the Selling Members of the exercise of such Other Member's Tag Along Right shall be irrevocable, unless there is subsequently a cancellation of the Third Party Sale.

13.06 No Third Party Beneficiary Rights. The provisions of this Article XIII are not intended to, and shall not, provide or create any third party beneficiary rights to any Third Party Purchaser.

ARTICLE XIV - TAXES

14.01 Tax Returns. The Board of Managers shall cause to be prepared and filed all necessary income, sales, property and excise tax returns (federal, state and local) for the Company, including making the elections described in Section 14.02. Each Member shall furnish to the Board of Managers all pertinent information in its possession relating to Company operations that is necessary to enable the Company's income tax returns to be prepared and filed.

14.02 Tax Elections. To the extent permitted by applicable tax law, the Company shall make the following elections on the appropriate tax returns:

(a)   to adopt the calendar year as the Company's fiscal year;

(b)   to adopt the Company's method of accounting and the method to keep the Company's books and records, both as determined by the Board of Managers;

(c)   to elect to amortize the organizational expenses of the Company and the start-up expenditures of the Company ratably over a period of 180 months as permitted by Sections 195 and 709(b) of the Code; and

(d)   any other election the Board of Managers may deem appropriate and in the best interests of the Members.

The Company intends to be treated and taxed as a partnership for United States federal, state and local tax purposes and the Members and the Company will make any necessary election to achieve this result and refrain from making any elections that would have a contrary result. No Member shall knowingly take (or shall knowingly cause any of its Affiliates to take) any action that is inconsistent with the classification and taxation of the Company as a partnership for United States federal, state and local tax purposes.

Neither the Company nor any Manager or Member may make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state law, and no provision of this Agreement shall be construed to sanction or approve such an election.

14.03 Partnership Represntative.   Wethrivv LLC shall be the "partnership representative" ("Partnership Representative ") of the Company under Code Sections 6221 through 6241, as amended by the Bipartisan Budget Act of 2015 ("BBA Rules").

(a)   The Members may by mutual written consent agree to designate a successor partnership representative. Neither the Partnership Representative nor the Company shall elect application of the BBA Rules before the BBA Rules become mandatory without the written consent of all Members. The Partnership Representative shall (i) keep the Company and each Member apprised of the commencement, development, and settlement of each audit, administrative hearing, or other proceedings regarding the Company's tax matters; (ii) employ competent tax counsel in connection with each such audit, administrative hearing, or other proceeding; (iii) not take any action that would extend the statute of limitations under the BBA Rules without first obtaining written consent from each Member; (iv) not make any election under the BBA Rules, including under Code section 6226, without first obtaining the written consent of each Member, and (v) confer with each Member before making any other decision that would bind the Company or any Member in connection with an audit, administrative hearing, or any other proceeding related to the Company's tax affairs. If any taxes are assessed against the Company, each Member agrees to cooperate in good faith with attempts of the Partnership Representative to reduce the aggregate tax liability (including any associated interest and penalties, and regardless of whether such liability is payable by the Company or any Member) associated with a proposed adjustment under the BBA Rules of the Company's tax items or any Member's distributive share thereof.

(b)   For any taxable year of the Company in which, and as to the extent that, the Company will reimburse the Partnership Representative for all expenses incurred in connection with a Company tax examination or proceeding. The Partnership Representative is authorized to spend a reasonable and necessary amount of Company funds for expenses or services related to an examination or proceeding.

The provisions of this entire Article XIV shall survive any termination of the Agreement, the liquidation of the Company, the dissolution of the Company, the retirement of a Member from the Company, the transfer of a Member's interest in the Company and the liquidation of a Member's interest in the Company.

ARTICLE XV - BOOKS, RECORDS, REPORTS, AND BANK ACCOUNTS

15.01 Maintenance of Books. The Company shall keep books and records of accounts and shall keep minutes of the proceedings of its Members and its Managers. The books of account for the Company shall be maintained on such basis as determined by the Board of Managers in accordance with the terms of this Agreement, except that the Capital Accounts of the Members shall be maintained in accordance with Section 7.04. The calendar year shall be the accounting year of the Company.

15.02 Reports. The Board of Managers shall cause to be prepared or delivered to the Company and the Members such reports as they may deem appropriate. The Company shall bear the costs of all of these reports.

15.03 Accounts. The Board of Managers shall establish and maintain one or more separate bank and investment accounts in the Company name with financial institutions and firms that the Managers determine. The Board of Managers may not commingle the Company's funds with the funds of any Member; however, Company funds may be invested in a manner the same as or similar to the Managers' investment of their own funds or investments by their Affiliates.

ARTICLE XVI - DISSOLUTION, LIQUIDATION, AND TERMINATION

16.01 Dissolution.   The Company shall dissolve and its affairs shall be wound up on the first to occur of the following:

      (a)   the written consent of the Board of Managers and a Supermajority Interest;

      (b)   the sale of substantially all of the Company's assets; or

      (c)   entry of a decree of judicial dissolution of the Company under the Act.

The death (or dissolution in the case of a Member that is not a natural person), retirement, insanity, Permanent Disability, resignation or Bankruptcy of a Member or the occurrence of any other event that terminates the continued membership of a Member shall not cause the dissolution of the Company.

16.02 Liquidation and Termination. On dissolution of the Company, the Board of Managers shall act as liquidator or may appoint one or more Members as liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company, sell any or all Company property and make final distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Managers. The steps to be accomplished by the liquidator are as follows:

(a)   as promptly as possible after dissolution and again after final liquidation, the liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

(b)   the liquidator shall pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including, without limitation, all debts owed to Members, and all expenses incurred in liquidation and any advances described in Section 6.03) or otherwise make adequate provision for payment and discharge thereof (including, without limitation, the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine), all in accordance with the provisions of the Act as may be applicable; and

(c)   all remaining assets of the Company shall be distributed to the Members in accordance with the priorities of distribution set forth in Section 9.02.

All distributions in kind to the Members shall be made subject to the liability of each distributee for costs, expenses, and liabilities theretofore incurred or for which the Company has committed prior to the date of termination and those costs, expenses, and liabilities shall be allocated to the distributee pursuant to this Section 16.02. The distribution of cash and/or property to a Member in accordance with the provisions of this Section 16.02 constitutes a complete return to the Member of its Capital Contributions and a complete distribution to the Member of its Membership Interest and all the Company's property. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

16.03   Deficit Capital Accounts. Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or rule of law to the contrary, to the extent that the deficit, if any, in the Capital Account of any Member results from or is attributable to deductions and losses of the Company (including non-cash items such as depreciation), or distributions of money pursuant to this Agreement to all Members in proportion to their respective Percentage Interests, upon dissolution of the Company such deficit shall not be an asset of the Company and such Members shall not be obligated to contribute such amount to the Company to bring the balance of such Member's Capital Account to zero.

16.04   Certificate of Dissolution. On completion of the distribution of Company assets as provided herein, the Company is terminated, and the Board of Managers (or such other person or persons as the Act may require or permit) shall file a certificate of dissolution with the Department of State of the Commonwealth of Pennsylvania, cancel any other filings made pursuant to Section 2.05, and take such other actions as may be necessary to terminate the Company.

ARTICLE XVII - GENERAL PROVISIONS

17.01   Offset. Whenever the Company is to pay any sum to any Member, any amounts that a Member owes the Company may be deducted from that sum before payment.

17.02   Notices. Except as expressly set forth to the contrary in this Agreement, all notices, requests, or consents provided for or permitted to be given under this Agreement must be in writing and must be given either by depositing that writing in the United States mail, addressed to the recipient, postage paid, and registered or certified with return receipt requested or by delivering that writing to the recipient in person, by reputable courier or by confirmed e-mail or other electronic communication; and a notice, request, or consent given under this Agreement is effective upon receipt by the person to receive it or upon refusal by such person of receipt. All notices, requests, and consents to be sent to a Member must be sent to or made at the addresses given for that Member on Exhibit A, or such other address as that Member may specify by notice to the other Members. Any notice, request, or consent to the Company or the Managers must be given to the Managers at the following address: 147 Heather Drive, New Hope, PA 18938. Whenever any notice is required to be given by law, the Certificate or this Agreement, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

17.03 Entire Agreement; Supersedure.   This Agreement constitutes the entire agreement of the Members and their Affiliates relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written.

17.04 Effect of Waiver or Consent. A waiver or consent, express or implied, to or of any breach or default by any person in the performance by that person of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that person of the same or any other obligations of that person with respect to the Company. Failure on the part of a person to complain of any act of any person or to declare any person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that person of its rights with respect to that default until the applicable statute-of-limitations period has run.

17.05 Amendment or Modification. Except as otherwise expressly provided herein, this Agreement may be amended or modified from time to time only by a written instrument adopted by the Board of Managers and by a Supermajority Interest, provided, however, that (a) an amendment or modification reducing a Member's Percentage Interest or increasing its commitment (other than to reflect changes otherwise provided by this Agreement) is effective only with that Member's consent, (b) an amendment or modification reducing the required Percentage Interest or other measure for any consent or vote in this Agreement is effective only with the consent or vote of Members entitled to vote having the Percentage Interest or other measure theretofore required, and (c) amendments of the type described in Section 4.06 may be adopted as therein provided.

17.06 Arbitration.

(a)   Except as otherwise specifically set forth in subsection (vii) below, any controversy or claim arising out of or relating to this Agreement or the making, performance or interpretation of this Agreement ("Dispute" or "Disputes") shall be resolved by arbitration as set forth in this Section. Such Disputes shall be resolved by binding arbitration in accordance with Title 9 of the United States Code, as amended, and the Commercial Arbitration Rules of the American Arbitration Association ("AAA"), as in effect from time to time (the "Rules"), and as modified by any instructions that the parties may agree upon at the time. In the event of any inconsistency between the Rules and the provisions of this Section, the provisions of this Section

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shall supersede the Rules. All statutes of limitations that would otherwise be applicable shall apply to any arbitration proceeding under this section. In any such arbitration proceeding, the arbitrators are specifically empowered to decide (by documents only, or with a hearing, at the arbitrator's sole discretion) pre-hearing motions that are substantially similar to pre-hearing motions to dismiss and motions for summary adjudication under the Federal Rules of Civil Procedure. The arbitrators may order or permit discovery (exchange of documents and pre-hearing deposition) as deemed appropriate in the arbitrators' best judgment. The arbitration proceeding shall be administered by the AAA. Judgment upon the award rendered may be entered in any court having jurisdiction. In connection with such arbitration, the parties will execute an appropriate confidentiality agreement.

(b)   Except as otherwise provided, an arbitrator shall be an attorney or retired judge selected in accordance with the rules of the AAA. Any arbitrator or referee so selected shall be knowledgeable in the subject matter of the Dispute. An arbitration proceeding may be commenced by written notice to either party to the other requesting arbitration. Except as set forth below, one arbitrator shall be selected for disputes with a petitioner's claim of equal to or less than $100,000; three arbitrators shall be selected for disputes with greater amounts claimed. The arbitrator(s) shall be selected by the AAA and/or the AAA shall provide a selection procedure. In the case of one arbitrator, if the AAA does not provide a selection or selection procedure, all parties to the arbitration must mutually agree on the arbitrator, but if the parties cannot agree, the arbitration shall be conducted by three arbitrators which will be selected as set forth below. In the case of three arbitrators, if the AAA does not provide selections or a selection procedure, then the Company shall select one arbitrator without the input or vote of the complaining Member(s), the complaining Member(s) shall select one arbitrator and the two arbitrators selected shall select a third. In the event of death, disability or resignation of an arbitrator, his/her successor shall be chosen in the same manner as the arbitrator so succeeded. For purposes of this subsection (ii), the computation of the maximum award an arbitrator may make shall include any amounts awarded for arbitration fees, attorneys fees, and all other related costs provided by subsection (vi) below.

(c)   The arbitrators shall be bound by and shall strictly enforce the terms of this Agreement and may not limit, expand, or otherwise modify its terms. The arbitrators shall make a good faith effort to apply substantive applicable law, but an arbitration decision shall not be subject to review because of errors of law. The arbitrators shall be bound to honor claims of privilege or work product doctrine recognized at law, but the arbitrators shall have the discretion to determine whether any such claim of privilege or work product doctrine applies.

(d)   The arbitrators' decision shall provide a reasoned basis for the resolution of each dispute and for any award. The arbitrators shall not have power to award damages in connection with any dispute in excess of actual compensatory damages and shall not multiply actual damages, award consequential or punitive damages.

(e)   Any arbitration proceeding pursuant to this Section shall be conducted in the Commonwealth of Pennsylvania, County of Bucks, unless the parties otherwise mutually agree in writing.

(f)   Any arbitration questions arising under this Section on dispute resolution shall be governed in accordance with Title 9 of the United States Code, as amended; and provided, further, that no law of Pennsylvania or any other jurisdiction shall be applicable hereto to the extent

35

such law would prohibit or limit in any way the arbitration of Disputes pursuant to this Section. To the extent any provision of this Section is prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Section. The arbitrator shall have the power to award the prevailing party recovery of all costs, expenses, and fees incurred by it (including without limitation reasonable attorneys fees, administrative fees, arbitrators' fees, and court costs), and, in particular but without limitation of the foregoing, shall have the power to award to either party hereto, whether or not such party shall be the prevailing party, recovery of all costs, expenses, and fees incurred by it (including reasonable attorneys' fees, administrative fees, arbitrators' fees, and court costs), but only to the extent payable or reimbursable by the other party under the applicable provisions of this Agreement.

(g) In the case of any wrongful act of a Member that, in the absence of this Section, would entitle the Company or another Member to an injunction, restraining order, or other interlocutory relief of a court of competent jurisdiction, the Company or the other Member shall have the right in its sole discretion to choose to proceed through arbitration pursuant to this Section or through interlocutory relief and civil litigation. If the Company or the other Member chooses to seek such relief or enforce any such right or remedy through interlocutory relief or civil litigation, the Member that acted in a wrongful manner may not bring counterclaims in such litigation for any monetary relief but must submit any claims for monetary relief to arbitration in accordance with this Section.

(h) Except as otherwise limited in this Section 17.06, the arbitrators shall have power and authority to award any remedy or judgment that could be awarded by a court of law in Pennsylvania. The award rendered by arbitration shall be final and binding upon the parties, and judgment upon the award may be entered in any court of competent jurisdiction in the United States.

17.07 Binding Act. Subject to the restrictions on dispositions set forth in this Agreement, this Agreement is binding on and inures to the benefit of the Members and their respective heirs, legal representatives, successors, and assigns.

17.08 Governing Law; Severability. THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAW OF THE COMMONWEALTH OF PENNSYLVANIA, EXCLUDING ANY CONFLICT-OF-LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR THE CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other persons or circumstances is not affected thereby and that provision shall be enforced to the greatest extent permitted by law.

17.09 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions.

17.10   No Third Party Benefit.   The provisions hereof are solely for the benefit of the Company and its Members and Managers and are not intended to, and shall not be construed to, confer a right or benefit on any creditor of the Company or any other person.

17.11   Waiver of Certain Rights.   Each Member irrevocably waives any right it may have to maintain any action for dissolution of the Company or for partition of the property of the Company.

17.12   Indemnification.   To the fullest extent permitted by law, each Member shall indemnify the Company, the Managers and each other Member and hold them harmless from and against all losses, cost, liabilities, damages, and expenses (including, without limitation, costs of suit and attorney's fees) they may incur on account of any breach by that Member of this Agreement.

17.13   Counterparts.   This Agreement may be executed in any number of counterparts with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument. Any signed counterpart may be delivered by electronic transmission (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) with the same legal force and effect for all purposes as delivery of an originally signed agreement.

17.14   Status of Member Interest under the Securities Laws. Each of the Members has been advised that the Membership Interest issued to them pursuant to this Agreement will not be registered under either the Securities Act of 1933, as amended (the "Securities Act"), or the Pennsylvania Securities Act of 1972, as amended (the "Pennsylvania Act"), or any other state securities law or regulation in reliance upon exemptions from such registration requirements afforded certain non-public offerings under Section 4(2) and Section 3(a)(11) of the Securities Act and afforded certain limited offerings of the Pennsylvania Act and the respective regulations thereunder and under other state securities laws and regulations. In order to assure the availability of these exemptions, each party hereto agrees that he, she or it will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of any part of their Membership Interest (or solicit any offers to purchase, otherwise acquire or accept a pledge of such Membership Interest) except in compliance with the Securities Act, the Pennsylvania Acts or any securities laws of other relevant states and the rules and regulations under such laws, and that all units of Membership Interest issued hereunder will be "restricted securities" as that term is defined in Rule 144 under the Securities Act, and accordingly, any sale of such Membership Interest will be subject to the requirements of Rule 144. The Company has the right to request any transferring Member to provide an opinion of legal counsel regarding the compliance of any proposed transfer with such laws and regulations.

17.15   Waiver of Jury Trial. IRREVOCABLY AND UNCONDITIONALLY, EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, INTELLIGENTLY AND VOLUNTARILY WAIVES ALL RIGHTS HE, SHE OR IT MAY HAVE TO TRIAL BY JURY IN ANY LITIGATION, ACTION, DISPUTE OR CONTROVERSY BROUGHT UNDER OR IN CONNECTION WITH THIS AGREEMENT, OR UNDER ANY OTHER AGREEMENT, INSTRUMENT OR DOCUMENT EXECUTED PURSUANT TO, OR IN CONNECTION

WITH, THIS AGREEMENT OR ANY PROVISION OF ANY OF THE FOREGOING OR MATTERS INVOLVING THE COMPANY GENERALLY.

17.16 Equitable Relief. The Members agree that the restrictions contained in this Agreement are reasonable and necessary in order to protect the legitimate interests of the Company and that any violation thereof would result in irreparable injury to the Company and/or its Affiliates. The Members further acknowledge and agree that, in the event of any violation thereof, the Company and/or any of its Affiliates shall be authorized and entitled to obtain, from any court of competent jurisdiction, preliminary and permanent injunctive relief as well as an equitable accounting of all profits and benefits arising out of such violation, which rights and remedies shall be cumulative and in addition to any other rights or remedies to which the Company and/or its Affiliates may be entitled.

[THIS SPACE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the initial Members and the Company have caused this Operating Agreement to be executed as of the day and year first above written.

WETHRIVV LLC

MANAGER:

DocuSigned by:
By: Sanjay Batra
661972D416744D2...
Name: Sanjay Batra
Title: Chief Executive Officer / Manager

MEMBERS:

DocuSigned by:
Sanjay Batra
661972D416744D2...
Name: Sanjay Batra

DocuSigned by:
Amy Batra
5356C81D44074FD...
Name: Amy Batra

EXHIBIT A

MEMBERSHIP INTERESTS

Member Name and Address	Class A Membership Interests	Class A Percentage Interests	Class B Membership Interests	Class C Membership Interests	*Total Membership Interest*	*Total Percentage Interest*
Sanjay Batra 147 Heather Drive New Hope, PA 18938	630,834	50.52%			630,834	50.52%
Amy Batra 147 Heather Drive New Hope, PA 18938	617,834	49.48%			617,834	49.48%
TOTAL		100%				100%

EXHIBIT B

WETHRIVV LLC
AMENDED AND RESTATED OPERATING AGREEMENT

JOINDER

      The undersigned by its signature below: (a) acknowledges having read the Amended and Restated Operating Agreement of WETHRIVV LLC, dated January 25, 2023, as amended from time to time, and as it may be hereafter amended from time to time (the "Operating Agreement"), and (b) knowing of the Operating Agreement's contents and in further consideration of the benefits which inure to the undersigned pursuant to Operating Agreement, hereby (i) agrees to assume, perform and be bound by all of the obligations of a Class __ Member under the Operating Agreement according to the terms and conditions thereof (ii) reaffirms all representations, warranties and covenants of a Class __ Member under the Operating Agreement and (iii) joins as a party to the Operating Agreement to the full extent as if an original party thereto.

MEMBER

_____
Signature

_____
Name (Printed)

Date: _____

Names and Address for Notice:

Accepted:

WETHRIVV LLC

By: _____
    Name: _____
    Title: _____